SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           --------------------------


                                  SCHEDULE 13D
                                (Rule 13d - 101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                       (Amendment No. _____3________)1, 2

                          Kerzner International Limited
              (formerly known as Sun International Hotels Limited)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Ordinary shares, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    P8797T133
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
                                Jerome Katz, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 18, 2002
               -------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

2 This Schedule 13D shall also be deemed to amend Royale Resorts Holdings Limited's and Sun International Inc.'s Schedule 13D filed January 28, 2000 jointly by Royale Resorts Holdings Limited, Sun International Inc., and others.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------
   CUSIP No. P8797T133                 13D
--------------------------

--------- ----------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          Kersaf Investments Limited
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         [ ]  (a)
                                                                   [X]  (b)
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS

          N/A
--------- ----------------------------------------------------------------------
   5
          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
           2(d) or 2(e)  [ ]
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of South Africa
--------- ----------------------------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                - 0 -
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               - 0 -
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            - 0 -
                    ------- ----------------------------------------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                            2,802,872
--------- ----------------------------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,802,872
--------- ----------------------------------------------------------------------
   12
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------- ----------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.0%
--------- ----------------------------------------------------------------------
   14
          TYPE OF REPORTING PERSON

          HC, CO
--------- ----------------------------------------------------------------------

--------------------------
   CUSIP No. P8797T133                 13D
--------------------------

--------- ----------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Sun International Inc.
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         [ ]  (a)
                                                                   [X]  (b)
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS

          N/A
--------- ----------------------------------------------------------------------
   5
          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
            2(d) or 2(e)  [ ]
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of Panama
--------- ----------------------------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                - 0 -
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               - 0 -
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            - 0 -
                    ------- ----------------------------------------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                            2,802,872
--------- ----------------------------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,802,872
--------- ----------------------------------------------------------------------
   12
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------- ----------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.0%
--------- ----------------------------------------------------------------------
   14
          TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------

--------------------------
   CUSIP No. P8797T133                 13D
--------------------------

--------- ----------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Royale Resorts Holdings Limited
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         [ ]  (a)
                                                                   [X]  (b)
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS

          N/A
--------- ----------------------------------------------------------------------
   5
          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
            2(d) or 2(e)  [ ]
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
--------- ----------------------------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                - 0 -
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               - 0 -
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            - 0 -
                    ------- ----------------------------------------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                            2,202,872*
--------- ----------------------------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,202,872
--------- ----------------------------------------------------------------------
   12
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------- ----------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.8%
--------- ----------------------------------------------------------------------
   14
          TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------

* Includes 1,692,872 Ordinary Shares held by Royale Resorts International Limited ("RRIL"), a 100% owned and controlled subsidiary of Royale Resorts.

This Amendment No. 3 ("Amendment No. 3") amends the Schedule 13D filed on July 19, 2001, as amended by Amendment No. 1 filed on July 9, 2002 and Amendment No. 2 filed on December 9, 2002 (collectively, the "Schedule 13D"), by Kersaf Investments Limited ("Kersaf"), Sun International Inc. ("Sun International") and Royale Resorts Holdings Limited ("Royale Resorts") relating to the ordinary shares, $0.001 par value per share of Kerzner International Limited, a corporation organized under the laws of the Commonwealth of the Bahamas ("Kerzner," formerly known as Sun International Hotels Limited). Capitalized terms used and not defined herein have the meanings ascribed to them in the
Schedule 13D. Except as specifically amended, supplemented or restated hereby, the Schedule 13D remains in full force and effect.

1. Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

    Item 5.  Interest in Securities of the Issuer.

                                           Ordinary Shares            Percent
                                           ---------------            -------

          (a)  Kersaf:                     2,802,872                  (10.0%)
               Sun International:          2,802,872                  (10.0%)
               Royale Resorts:             2,202,872                   (7.8%)

               Kersaf                      Ordinary Shares            Percent
               ------                      ---------------            -------

          (b)  Sole Voting Power           0                              0%
               Shared Voting Power         0                              0%
               Sole Dispositive Power      0                              0%
               Share Dispositive Power     2,802,872                  (10.0%)

          Kersaf may be deemed to share dispositive power with (a) Sun International, Royale Resorts and CMSA with respect to 2,802,872 Ordinary Shares held by Royale Resorts and RRIL, a 100% owned and controlled subsidiary of Royale Resorts, and (b) with Sun International, with respect to 600,000 Ordinary Shares held by Sun International.

               Sun International           Ordinary Shares            Percent
               -----------------           ---------------            -------

               Sole Voting Power:          0                             (0%)
               Shared Voting Power:        0                             (0%)
               Sole Dispositive Power:     0                             (0%)
               Shared Dispositive Power:   2,802,872                  (10.0%)

          Sun International may be deemed to share dispositive power with Royale Resorts, Kersaf and CMSA with respect to 2,802,872 Ordinary Shares held by Royale Resorts and RRIL, a 100% owned and controlled subsidiary of Royale Resorts, and (b) with Kersaf with respect to 600,000 Ordinary Shares held by Sun International.

               Royale Resorts              Ordinary Shares            Percent
               --------------              ---------------            -------

               Sole Voting Power:          0                            (0%)
               Shared Voting Power:        0                            (0%)

               Sole Dispositive Power:     0                            (0%)
               Shared Dispositive Power:   2,202,872                  (7.8%)

          Royale Resorts may be deemed to share dispositive power with CMSA, Kersaf and Sun International with respect to 2,202,872 Ordinary Shares held by Royale Resorts and RRIL, a 100% owned and controlled subsidiary of Royale Resorts.

          (c) On December 18, 2002, Kersaf satisfied its Minimum Year One Sale obligation under the Registration Rights Agreement upon consummation of the public offering in which RRIL, a 100% owned and controlled subsidiary of Royale Resorts, sold 2,300,000 Ordinary Shares (including 300,000 Ordinary Shares sold upon exercise of the over-allotment option by the underwriters) at $19.50 per Ordinary Share, less underwriting discounts and commissions of $1.023 per Ordinary Share. RRIL received net proceeds of approximately $10.4 million from the sale of the Ordinary Shares in the public offering, exclusive of (i) underwriting discounts and commissions in an aggregate amount equal to $2,352,900.00, (ii) SEC registration fees in an aggregate amount equal to approximately $5,500.00, and (iii) approximately $32.1 million used to repay the principal and interest due under the 2002 Note on the Minimum Year One Sale Date.

               On December 20, 2002, RRIL and Royale Resorts transferred 655,758 Ordinary Shares (having a value on such date of approximately $13.0 million) by way of dividend to CMSA, the effective 26.7% shareholder of RRIL and Royale Resorts.

               On December 23, 2002, Royale Resorts and RRIL transferred 545,724 Ordinary Shares (having a value on such date of approximately $11.1 million) to their shareholders, Sun International (400,000 Ordinary Shares) and CMSA (145,724 Ordinary Shares). Immediately thereafter, Sun International transferred 400,000 Ordinary Shares to CMSA in part settlement of the purchase consideration for the acquisition of an asset by Sun International from CMSA.

          (d) Except as described in the Schedule 13D, as amended, restated and supplemented hereby, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held by the persons named in paragraph (a).

          (e)  Not applicable.

2. Item 6 of the Schedule 13D is hereby amended and supplemented by the following information:

       On December 18, 2002, Kersaf satisfied its Minimum Year One Sale obligation under the Registration Rights Agreement upon consummation of the public offering in which RRIL, a 100% owned and controlled subsidiary of Royale Resorts, sold 2,300,000 Ordinary Shares (including 300,000 Ordinary Shares sold upon exercise of the over-allotment option by the underwriters) at $19.50 per Ordinary Share, less underwriting discounts and commissions of $1.023 per Ordinary Share. RRIL received net proceeds of approximately $10.4 million from the sale of the Ordinary Shares in the public offering, exclusive of (i) underwriting discounts and commissions in an aggregate amount equal to $2,352,900.00, (ii) SEC registration fees in an aggregate amount equal to approximately $5,500.00, and (iii) approximately $32.1 million used to repay the principal and interest due under the 2002 Note on the Minimum Year One Sale Date.

                                   Signatures

  After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

  Date:  December 24, 2002          KERSAF INVESTMENTS LIMITED

                                    By: /s/ David Coutts-Trotter
                                       ------------------------------
                                       Name:      DC Coutts-Trotter
                                       Title:     Executive Director



                                    SUN INTERNATIONAL INC.

                                    By: /s/ David Coutts-Trotter
                                       ------------------------------
                                       Name:      DC Coutts-Trotter
                                       Title:     Executive Director



                                    ROYALE RESORTS HOLDINGS LIMITED

                                    By:   /s/ David Coutts-Trotter
                                       ------------------------------
                                       Name:      DC Coutts-Trotter
                                       Title:     Duly Authorized Signatory